UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold its 2016 Annual General Meeting of Shareholders (the “Meeting”) on Thursday, May 5, 2016 at 11:30 a.m., U.S. Eastern Daylight Time, at The Charles Hotel, 1 Bennett St, Cambridge, MA 02138, 3rd Floor, Compton Room. The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is April 5, 2016.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1. Re-election or election, as appropriate, of each of our director nominees (whose identities will be detailed in our proxy statement, which will be published in the near future), to serve as a director of the Company.

2. Re-election or election (as appropriate) of each of two nominees (whose identities will be detailed in our proxy statement), to serve as an external director of the Company.

3. Approval of annual compensation packages to the external directors and other independent, non-external directors of the Company in respect of their directorship services.

4. Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and authorization of our Board of Directors, upon recommendation of the audit committee of the Board, to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2015 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least 25% of Stratasys’ voting rights will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on May 12, 2016 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all Stratasys shareholders is important regardless of whether they attend the Meeting. Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal 2 (election of each of the external director nominees) is also subject to satisfaction of one of the following, additional voting requirements:

●

the majority voted in favor of the election must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Companies Law) that are voted at the meeting, excluding abstentions; or

●

the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election must not exceed 2% of the aggregate voting power in the Company.

Stratasys will soon provide to its shareholders a proxy statement naming the nominees under Proposals 1 and 2 and describing, in detail, additional logistical information related to the Meeting, the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other information related to the Meeting. The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to Shane Glenn, the Company’s Vice President of Investor Relations, at sglenn@stratasys.com. The full text of the proposed resolutions for each proposal, together with the form of proxy for the Meeting, may also be viewed beginning on April 10, 2016, at the registered office of the Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time). The telephone number at the Company's registered office is +972-74-745-4300.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 p.m., Eastern time, on May 4, 2016. No postage will be required if it is mailed in the United States to our vote tabulator for the Meeting, Broadridge. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

A press release announcing the calling of the Meeting is annexed hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: March 31, 2016	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on March 31, 2016, announcing the calling of Stratasys’ 2016 Annual General Meeting of Shareholders.